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                             March 24, 2022

       Matthew P. Jordan
       Chief Financial Officer
       The RMR Group Inc.
       Two Newton Place,
       255 Washington Street, Suite 300
       Newton, MA 02458-1634

                                                        Re: The RMR Group Inc.
                                                            Form 10-K for
Fiscal Year Ended September 30, 2021
                                                            Filed November 15,
2021
                                                            File No. 001-37616

       Dear Mr. Jordan:

               We have reviewed your March 16, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       March 9, 2022 letter.

       Form 10-K for Fiscal Year Ended September 30, 2021

       Item 15. Exhibits and Financial Statement Schedules
       Consolidated Statements of Income, page F-6

   1. We have reviewed your response to comment 2, and reissue. We continue to believe that your revenues should be
captioned as related party transactions on the face of your
                                                        'Consolidated
Statements of Income' or parenthetically stated, pursuant to Rule 4-08(k)(1)
                                                        of Regulation S-X which
is prescriptive in stating "Amounts of related party transactions should be stated on the
face of the balance sheet, statement of comprehensive income, or statement of cash
flows.    Please revise or advise accordingly.
 Matthew P. Jordan
FirstName  LastNameMatthew P. Jordan
The RMR Group    Inc.
Comapany
March      NameThe RMR Group Inc.
       24, 2022
March2 24, 2022 Page 2
Page
FirstName LastName
       You may contact Abe Friedman at 202-551-8298 or Lyn Shenk at 202-551-3380 with any questions.



                                                      Sincerely,

                                                      Division of Corporation
Finance
                                                      Office of Trade &
Services